Exhibit 99.2

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

U.S. DOLLARS IN THOUSANDS

UNAUDITED

- - - - - - - - - - - - -

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED BALANCE SHEETS (Unaudited)

U.S. dollars in thousands

	June 30,	December 31,
	2026	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,280	$90,597
Short-term bank deposits	75,338	45,759
Investment in marketable securities	39,682	9,284
Accounts receivable	680	-
Other accounts receivable and prepaid expenses	3,429	2,382

Total current assets	129,409	148,022

NON-CURRENT ASSETS:
Restricted long-term bank deposit	448	410
Long-term prepaid expenses	1,314	1,293
Severance pay fund	4,082	3,643
Operating lease right to use asset	2,422	2,521
Property and equipment, net	690	681

Total non-current assets	8,956	8,548

Total assets	$138,365	$156,570

The accompanying notes are an integral part of the interim consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED BALANCE SHEETS (Unaudited)

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2026	2025
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,155	$2,353
Deferred revenues	11,456	10,970
Current maturity of operating lease liability	623	521
Accrued expenses	5,255	5,676
Employees and related accruals	3,144	3,050

Total current liabilities	22,633	22,570

NON- CURRENT LIABILITIES:
Deferred revenues	20,360	24,943
Operating lease liability	2,400	2,439
Accrued severance pay	4,238	3,887

Total non-current liabilities	26,998	31,269

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 6)

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: 200,000,000 shares authorized on June 30, 2026, and December 31, 2025; 94,724,146 and 94,553,191 shares issued and outstanding on June 30, 2026, and December 31, 2025, respectively	262	262
Additional paid-in capital	556,593	555,876
Accumulated other comprehensive income (loss)	(31)	8
Accumulated deficit	(468,090)	(453,415)

Total shareholders' equity	88,734	102,731

Total liabilities and shareholders' equity	$138,365	$156,570

The accompanying notes are an integral part of the interim consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2026	2025
Revenues	$4,778	$3,541
Cost of revenues	4,518	4,065

Gross profit (loss)	260	(524)

Operating expenses:
Research and development expenses	13,245	11,414
Marketing and business development expenses	313	280
General and administrative expenses	4,556	4,606

Total operating expenses	18,114	16,300

Operating loss	(17,854)	(16,824)

Financial and other income, net	3,191	2,315

Loss before taxes on income	(14,663)	(14,509)
Tax expense	(12)	(14)

Net loss	$(14,675)	$(14,523)

Other comprehensive loss:
Change in unrealized losses on marketable securities:
Unrealized losses arising during the period, net	$(39)	$(27)
Total comprehensive loss	$(14,714)	$(14,550)

Basic and diluted net loss per share	$(0.16)	$(0.16)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	94,598,696	92,917,554

The accompanying notes are an integral part of the interim consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	Income (loss)	deficit	equity

Balance as of January 1, 2025	89,541,246	$248	$543,413	$11	$(488,758)	$54,914

Options exercised	32,470	(*)	35	-	-	35
Issuance of shares, net	3,961,641	11	8,859	-	-	8,870
Stock-based compensation issued to employees	-	-	987	-	-	987
Other comprehensive loss from marketable securities	-	-	-	(27)	-	(27)
Net loss	-	-	-	-	(14,523)	(14,523)

Balance as of June 30, 2025 (unaudited)	93,535,357	$259	$553,294	$(16)	$(503,281)	$50,256

Balance as of January 1, 2026	94,553,191	$262	$555,876	$8	$(453,415)	$102,731

Options exercised	141,310	(*)	147	-	-	147
Issuance of shares upon RSU vesting	29,645	(*)	-	-	-	-
Stock-based compensation issued to employees	-	-	570	-	-	570
Payments of tax withholding for share-based compensation	-	-	(*)	-	-	-
Other comprehensive loss from marketable securities	-	-	-	(39)	-	(39)
Net loss	-	-	-	-	(14,675)	(14,675)

Balance as of June 30, 2026 (unaudited)	94,724,146	$262	$556,593	$(31)	$(468,090)	$88,734

(*)       Represents an amount lower than $1.

The accompanying notes are an integral part of the interim consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2026	2025

Cash flows from operating activities:
Net loss	$(14,675)	$(14,523)

Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation	570	987
Depreciation	140	235
Amortization of discount on marketable securities	(127)	(310)
Decrease in severance pay, net	(88)	(2)
Exchange rate differences gain on cash balances	(749)	(166)
Gain from property and equipment sales and disposals	(2)	-
Decrease in operating lease right of use asset	214	229
Increase in interest receivables and exchange differences on short-term bank deposits	(660)	(62)
Increase in interest receivables and exchange differences on restricted long-term bank deposits	(38)	(28)
Increase in trade receivables	(680)	-
Increase in other accounts receivable and prepaid expenses	(1,047)	(1,023)
Decrease (Increase) in long-term prepaid expenses	(21)	150
Decrease in trade payables	(308)	(39)
Decrease in other accounts payable and accrued expenses	(327)	(466)
Decrease in operating lease liability	(52)	(6)
Decrease in deferred revenues	(4,097)	(3,540)
Net cash used in operating activities	(21,947)	(18,564)

Cash flows from investing activities:
Proceeds from maturity of short-term bank deposits	37,744	40,896
Investment in short-term bank deposits	(66,663)	(37,972)
Proceeds from maturity of marketable securities	8,970	21,643
Investment in marketable securities	(39,280)	(26,606)
Proceeds from sale of property and equipment	3	-
Purchase of property and equipment	(40)	(230)
Net cash used in investing activities	(59,266)	(2,269)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net	-	8,870
Proceeds from exercise of options	147	35
Net cash provided by financing activities	147	8,905

Effect of exchange rate changes on cash	749	166

Decrease in cash, cash equivalents and restricted cash	(80,317)	(11,762)
Cash, cash equivalents at the beginning of the period	90,597	18,229
Cash, cash equivalents at the end of the period	$10,280	$6,467

Supplemental disclosure of non-cash investing and financing activities:

Purchase of property and equipment	$110	$(8)
Right-of-use asset obtained in exchange for operating lease liability	$115	$64

The accompanying notes are an integral part of the interim consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	Compugen Ltd. (the “Company”) is a clinical-stage therapeutic discovery and development company utilizing Unigen™, its AI/ML powered computational discovery platform, to identify novel drug targets and to develop therapeutics in the field of cancer immunotherapies. The Company’s innovative immuno-oncology pipeline consists of COM701, rilvegostomig and GS-0321 (previously COM503). COM701, a potential first-in-class anti-PVRIG antibody, is currently being evaluated in a blinded randomized ovarian cancer adaptive platform trial as a single agent in maintenance therapy in relapsed platinum sensitive ovarian cancer (named MAIA-ovarian trial). Rilvegostomig, a PD-1/TIGIT bispecific antibody with a TIGIT component that is derived from COM902, the Company’s anti-TIGIT antibody, is being developed by AstraZeneca plc (“AstraZeneca”) pursuant to an exclusive license agreement between Compugen and AstraZeneca and is being evaluated in multiple Phase 3, Phase 2 and Phase 1 clinical trials. GS-0321 (previously COM503), the Company’s potential first-in-class high affinity antibody, which blocks the interaction between IL-18 binding protein and IL-18, is licensed to Gilead and is being evaluated in a Phase 1 clinical trial that Compugen is conducting. In addition, the Company has an early-stage immuno-oncology pipeline that consists of research programs aiming to address various mechanisms to enhance anti-cancer immunity.

b.	The Company is headquartered in Holon, Israel. Its clinical development activities operate from the Company’s headquarters in Israel and from its United States subsidiary, Compugen USA, Inc.

c.	The Company has incurred losses in the amount of $14,675 during the six months ended June 30, 2026, has an accumulated deficit of $468,090 as of June 30, 2026, and has an accumulated negative cash flow from operating activities in the amount of $21,947 for the six months ended June 30, 2026. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements at the current level of yearly expenditures at least twelve months from the date of issuance of these interim consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

d.	Effective March 30, 2018, the Company entered into an exclusive license agreement with MedImmune Limited, the global biologics research and development arm of AstraZeneca to enable the development of bi-specific and multi-specific immuno-oncology antibody products. Under the terms of the said exclusive license agreement with AstraZeneca (such agreement, as amended from time to time, the “AstraZeneca License Agreement”), Compugen provided an exclusive license to AstraZeneca for the development of bi-specific and multi-specific antibody products derived from COM902. AstraZeneca has the right to create multiple products under this license and is solely responsible for all research, development and commercial activities under the agreement. In connection with the AstraZeneca License Agreement, AstraZeneca developed rilvegostomig, a novel PD-1/TIGIT bi-specific antibody with a TIGIT component that is derived from our COM902. Rilvegostomig entered the clinic in September 2021, the first patient dosing in the first indication of its Phase 3 study took place in December 2023, and first patient dosing in the second indication Phase 3 study took place in May 2024. From the initial date of the AstraZeneca License Agreement until the recent amendment thereto dated December 16, 2025, Compugen had received a $10,000 upfront payment and $30,500 milestone payments out of up to $200,000 that the Company is eligible to receive in development, regulatory and commercial milestones for the first commercialized product. Compugen is also eligible to receive tiered royalties on future product sales. If additional products are developed, additional milestones and royalties would be due to Compugen for each product.

On December 16, 2025, the parties to the AstraZeneca License Agreement entered into an amendment thereto whereby the Company sold to AstraZeneca a portion of the existing royalty interest in rilvegostomig for a $65,000 upfront payment which was paid in 2025 and for an addition of $25,000 pertaining to the next potential milestone payment to be paid to the Company, which is the first acceptance of the Biologics License Application (“BLA”). Following the amendment, the Company remains eligible for tiered royalties of up to mid-single digit on future sales under the AstraZeneca License Agreement.

e.	On December 18, 2023, the Company entered into an exclusive license agreement (the “License Agreement”) with Gilead Sciences, Inc. (“Gilead”) pursuant to which the Company granted Gilead an exclusive license under the Company’s then pre-clinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products, including the Company’s COM503 product candidate, now named GS-0321, and additional products that may be so developed by Gilead (together with GS-0321, the “Licensed Products”).

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

Pursuant to the License Agreement, Gilead paid the Company a one-time, upfront payment of $60,000 in January 2024. The Company has continued to develop GS-0321 during the initial development term, which included conducting activities defined within the agreement to advance GS-0321 through the clearance of an investigational new drug application (“IND”) and further. Gilead paid to the Company $30,000 in the form of a milestone payment upon clearance of the IND for GS-0321. The Company is also eligible to receive up to approximately $758,000 in additional milestone payments upon the achievement of certain development, regulatory and commercial milestones. The Company is further eligible to receive a single-digit to low double-digit tiered royalties on worldwide net sales of Licensed Products.

The Company is responsible for conducting a Phase 1 clinical trial for GS-0321, including handling the regulatory matters in connection therewith, and will bear the costs of such trial (including the GS-0321 drug supply), with Gilead providing at no cost its zimberelimab antibody for such trial. In certain circumstances, Gilead may assume the role of conducting the Phase 1 clinical trial.

Upon completion of the Phase 1 clinical trial for GS-0321, the Company will initiate the transfer of development activities related to GS-0321 to Gilead, following which, Gilead will have sole responsibility to develop and commercialize the Licensed Products.

In addition, under certain circumstances, the Company is obligated to cause the manufacture and supply of agreed quantities of GS-0321 to Gilead, if and when requested by Gilead, and in consideration therefor the Company is entitled to consideration equal to its costs plus a 10% markup. The Company has identified this supply as a separate performance obligation and recognizes the associated revenue at the point in time when control of each batch transfers to Gilead

During the term of the License Agreement, the Company is prohibited from researching, developing, making, and commercializing any compounds, molecules, products or treatment methods that are directed to IL-18 or any companion diagnostics for an IL-18 product.

Unless terminated early by a party pursuant to its terms, the License Agreement will continue in effect on a Licensed Product-by-Licensed Product and country-by-country basis until the expiration of the last royalty term in such country.

Gilead withheld at source 15% from the upfront payment and IND clearance milestone amounts paid to the Company in January 2024 and in September 2024, respectively, and is expected to continue and withhold at source all taxes required by law from all payments payable to the Company under the License Agreement.

The License Agreement contains customary representations, warranties, covenants, and terms governing the prosecution and enforcement of certain intellectual property and issues related to technology transfer, manufacturing transfer, provisions with respect to establishment of joint steering committee and its governance covenants with respect to change of control and others.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2025. The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2025, are applied consistently in these interim consolidated financial statements.

Recently issued accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40), Disaggregation of Income Statement Expenses, which requires disclosure of disaggregated information about certain expense captions presented in the Consolidated Statements of Operations as well as disclosure about selling expense. The guidance will be effective for the Company for annual periods beginning January 1, 2027, and interim periods beginning January 1, 2028, with early adoption permitted. It could be applied either prospectively or retrospectively. The Company is currently evaluating the impact on its financial statement disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which establish guidance on the recognition, measurement and presentation of a government grant received by a business entity. The guidance will be effective for the Company for annual periods beginning after December 15, 2028, and interim periods beginning January 1, 2029, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which establish final guidance clarifying the current interim disclosure requirements. The guidance creates a comprehensive list of interim disclosures required under US GAAP and incorporates a disclosure principle that requires disclosures at interim periods when an event or change that has a material effect on an entity has occurred since the previous year end. The guidance will be effective for the Company for interim reporting periods within annual periods beginning after December 15, 2027. The Company is currently evaluating the impact on its financial statement disclosures.

NOTE 3:- UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Operating results for the six-month period ended June 30, 2026, are not necessarily indicative of the results that may be expected for the year ended December 31, 2026.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:- MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities as of June 30, 2026 and December 31, 2025:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
As of June 30, 2026:
Available-for-sale – matures within one year:
U.S. Treasury	$39,713	$-	$31	$39,682

As of December 31, 2025:
Available-for-sale – matures within one year:
U.S. Treasury	$9,276	$8	$-	$9,284

As of June 30, 2026, the Company had no significant unrealized losses related to marketable securities (which were accumulated in a period of less than 12 months) and determined the unrealized losses are not due to credit related losses, therefore, the Company did not record an allowance for credit losses for its available-for-sale marketable securities.

As of June 30, 2026, all of the Company’s available-for-sale marketable securities were due within one year.

The Company had no sales of marketable securities during the six-month periods ended June 30, 2026 and 2025, and accordingly no realized gains or losses were recorded. Proceeds from maturities of available-for-sale marketable securities during the six month periods ended June 30, 2026, and 2025 were $8,970 and $21,643, respectively.

NOTE 5:- FAIR VALUE MEASUREMENTS

		Fair value measurements as of
Description	Fair Value Hierarchy	June 30, 2026	December 31, 2025

Assets:
Cash equivalents:
Money market funds	Level 1	$4,124	$4,043
U.S. Treasury	Level 2	-	$35,290
Marketable securities:
U.S. Treasury	Level 2	$39,682	$9,284

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:- COMMITMENTS AND CONTINGENCIES

a.	The Company provided bank guarantees in the amount of $436 in favor of its offices and car leases in Israel.

b.	Under the office of the Israel Innovation Authority of the Israeli Ministry of Industry, Trade and Labor, formerly known as the Office of the Chief Scientist (“IIA”), the Company is not obligated to repay any amounts received from the IIA if it does not generate any income from products which incorporate technologies which were funded by such research program(s).

If income is generated from products which incorporate technologies which were funded by a research program, the Company is committed to pay royalties at a rate of between 3% to 5% of future revenue generated from products that incorporate technologies that were funded by such research program(s), up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum amount to be repaid is 100% plus interest at LIBOR until December 31, 2023, and from January 1, 2024, the 12 months Term SOFR interest). For the six-month periods ended June 30, 2026 and 2025, the Company did not record any royalties to the IIA as cost of revenue in the consolidated statements of comprehensive loss.

As of June 30, 2026, the Company’s aggregate contingent obligations for payments to IIA, based on royalty-bearing participation received or accrued, net of royalties paid or accrued and net of outstanding credit balance, totaled $8,433.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:- COMMITMENTS AND CONTINGENCIES (Cont.)

c.	On June 25, 2012, the Company entered into an Antibodies Discovery Collaboration Agreement (the “Antibodies Discovery Agreement”) with a U.S. antibody technology company (“mAb Technology Company”), providing an established source for fully human mAbs. Under the Antibodies Discovery Agreement, the mAb Technology Company is entitled to certain royalties that could be eliminated upon payment of certain one-time fees (all milestone and royalties payments referred together as “Contingent Fees”). For the six-month periods ended June 30, 2026 and 2025, the Company did not incur Contingent Fees.

d.	Effective as of January 5, 2018, the Company entered into a Commercial License Agreement (“CLA”) with a European cell line development company. Under the agreement the Company is required to pay an annual maintenance fee, certain amounts upon the occurrence of specified milestones events, and 1% royalties on annual net sales with respect to each commercialized product manufactured using the company’s cell line. Royalties due under the CLA are creditable against the annual maintenance fee. In addition, the Company may at any time prior to the occurrence of a specific milestone event buy-out the royalty payment obligations in a single fixed amount. For the six-month periods ended June 30, 2026 and 2025, the Company did not incur milestone payments.

e.	Effective as of October 28, 2020, the Company entered into a collaboration agreement with a U.S. antibody discovery and optimization company for generation and optimization of therapeutic antibodies for the Company. Under the agreement, the Company is required to pay service fees per services performed and certain amounts upon the occurrence of specified milestones events, and single-digit percent royalties on annual net sales with respect to each product sold that comprises or contains one or more antibodies so generated or optimized. The royalty rate is dependent upon the product type and any third-party contribution. For the six-month periods ended June 30, 2026 and 2025 the Company did not incur in the research and development any expenses of a milestone payment.

NOTE 7:- SHAREHOLDERS' EQUITY

a.	Issuance of Shares:

On January 31, 2023, the Company entered into a Sales Agreement with Leerink Partners LLC (previously known as SVB Securities LLC) (“Leerink Partners”), as sales agent, pursuant to which the Company may offer and sell, from time to time through Leerink Partners, its ordinary shares through an “at the market offering” (ATM). The offer and sale of our ordinary shares, if any, are and have been made pursuant to the base prospectus included in the Company’s shelf registration statements on Form F-3 (as declared effective on June 27, 2023 and June 8, 2026), as supplemented by the applicable prospectus supplement pertaining to the ATM. As of June 30, 2026, 7,767,626 shares were issued and sold through the ATM, with proceeds to the Company of approximately $14,152 (net of $943 issuance expenses). Pursuant to the existing prospectus supplement, the Company may offer and sell up to an additional $100,000 of its ordinary shares.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- SHAREHOLDERS’ EQUITY (Cont.)

b.	Share option plan:

Transactions related to the grant of options to employees, directors and non-employees under the Company’s 2010 Share Option Plan, as amended, during the six-month period ended June 30, 2026, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		$	Years	$

Options outstanding at the beginning of year	8,628,743	4.05	5.52	796
Options granted	23,600	1.90
Options exercised	(142,435)	1.04		202
Options forfeited	(105,369)	1.42
Options expired	(722,330)	4.28

Options outstanding as of June 30, 2026	7,682,209	4.02	5.20	2,324

Exercisable as of June 30, 2026	5,882,971	4.74	4.23	1,190

During the six-month period ended June 30, 2026, the Company’s Board of Directors granted 23,600 options to purchase ordinary shares of the Company to employees. The exercise prices for such options range from $1.76 to $2.90 per share, with vesting to occur within four years.

The Company selected the Black-Scholes-Merton (“Black-Scholes”) option-pricing model as the most appropriate fair value method for its share-options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. Expected volatility was calculated based on actual historical share price movements over a term that is equivalent to the expected term of granted options. The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding.

The following table presents the assumptions used to estimate the fair value of the options granted in the periods presented:

	Six months ended June 30,
	2026	2025
	Unaudited

Volatility	87.1%-91.4%	90.6%-91.0%
Risk-free interest rate	3.76%-4.02%	4.07%-4.37%
Dividend yield	0%	0%
Expected life (years)	4.13-5.01	4.14

Weighted average fair value of options granted during the six-month periods ended June 30, 2026 and 2025 were $1.33 and $1.20, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- SHAREHOLDERS’ EQUITY (Cont.)

c.	RSUs

A summary of RSUs activity during the six-month period ended June 30, 2026 is as follows:

	Number of RSUs	Weighted average grant date per value
		$

RSUs outstanding at the beginning of year	567,400	1.57
RSUs granted	19,200	1.96
RSUs vested	(29,645)	1.70
RSUs forfeited	(28,442)	1.61
RSUs net settled	(388)	1.69

Unvested RSUs outstanding as of June 30, 2026	528,125	1.58

As of June 30, 2026, the total unrecognized estimated compensation cost related to non-vested share options and RSUs granted prior to that date was $2,203 which is expected to be recognized over a weighted average period of approximately 2.63 years.

The stock-based compensation expenses related to share options and RSU's are included as follows in the expense categories:

	2026	2025
	Unaudited
Research and development expenses	$210	$454
Marketing and business development expenses	29	52
General and administrative expenses	331	481

Total operating expense	$570	$987

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:- FINANCIAL AND OTHER INCOME, NET

	Six months ended June 30,
	2026	2025
	Unaudited

Interest income	$2,517	$2,048
Amortization of discount on marketable securities, net	148	310
Exchange rate differences and other	526	(43)

Financial and other income, net	$3,191	$2,315

NOTE 9:- SEGMENTS, GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA

The following table presents selected financial information with respect to the Company’s single operating segment and includes information about segment revenues and significant segment expenses, for the six months ended June 30, 2026 and 2025:

	Six months ended June 30,
	2026	2025
	Unaudited

Total Revenues	4,778	3,541

Less:
Preclinical	7,858	6,659
Clinical	8,824	6,982
SG&A	5,438	4,851
Financial income, net	(3,189)	(2,314)
Taxes on income	12	14
Other segment expenses*	510	1,872

Net loss	(14,675)	(14,523)

*Other segment expense during the six months ended June 30, 2026 and 2025 includes share-based compensation and other adjustments.

Operations in Israel include research and development, clinical operations, general and administrative, marketing and business development, and operations in the United States include clinical operations. Total revenues are attributed to geographic areas based on the location of the end customer.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- SEGMENTS, GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA (Cont.)

The following represents the total revenue for the six-month periods ended June 30, 2026 and 2025 by region based on the invoicing address of customers:

	Six months ended June 30,
	2026	2025
	Unaudited
Revenue from sales to customers:

United States	$4,778	$3,541
Europe	-	-

Total revenues	$4,778	$3,541

Contract Balances

Of the $35,913 and $43,677 of the deferred revenue recorded as of December 31, 2025 and 2024, respectively, the Company recognized $4,778 and $3,541 as revenue during the six months periods ended June 30, 2026 and 2025, respectively.

Remaining Performance Obligations

The Company’s remaining performance obligations are comprised of revenue not yet recognized.

The remaining performance obligations are attributable to Phase 1 research and development activities and to the drug supply of GS-0321 to Gilead performed by the Company. As of June 30, 2026, the aggregate amount of the transaction price allocated to remaining performance obligations was $31,136 attributable to Phase 1 research and development activities and $680 attributable to the drug supply of GS-0321 to Gilead that the Company expects to recognize as revenue. As of June 30, 2026, the Company expects to recognize 35% of the remaining performance obligation attributable to Phase 1 research and development activities over the next 12 months and the remainder through 2029. The Company expects to recognize 100% of the remaining performance obligation attributable to the drug supply of GS-0321 to Gilead as revenue over the next 12 months.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties:

	June 30, 2026	December 31, 2025
	Unaudited
Trade and other payables (a)	$45	$32

Related parties' expenses:

	Six months ended June 30,
	2026	2025
	Unaudited
Amounts charged to:

Research and development expenses	$53	$60

For the six months ended June 30, 2026, and 2025, the Company received research and development services related to cancer studies in animal models, and breeding and maintenance of animals (mice) from “Ramot at Tel- Aviv University Ltd.” (“Ramot”). Ramot is considered a related party of the Company due to the fact that a member of the Company’s Board of Directors is serving as a director of Ramot. The transaction was at arm’s length.

NOTE 11:- LOSSES PER SHARE

For the six months ended June 30, 2026 and 2025, the total weighted average number of shares related to outstanding options and RSUs excluded from the calculations of diluted net loss per share were 8,424,235 and 8,797,858, respectively.

The following table sets forth the computation of basic and diluted losses per share for the six-month periods ended June 30, 2026 and 2025:

	Six months ended June 30,
	2026	2025
	Unaudited
Numerator:

Net loss for basic and diluted loss per share	$14,675	$14,523

Denominator:

Weighted average number of ordinary shares
used in computing basic and diluted net loss per share	94,598,696	92,917,554

Basic and diluted loss per ordinary share	$(0.16)	$(0.16)